Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Insight Enterprises, Inc.:
We consent to the incorporation by reference in the registration statement Nos. 333-147879, 333-110915, 333-42686, and 333-69113 on Form S-8 of Insight Enterprises, Inc. of our reports dated February 23, 2011, with respect to the consolidated balance sheets of Insight Enterprises, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Insight Enterprises, Inc.
/s/ KPMG LLP
Phoenix, Arizona
February 23, 2011